Exhibit 99.1

Sun Life Financial Reports Third Quarter 2011 Results

The information contained in this document is in Canadian dollars unless otherwise noted and is based on our interim unaudited financial results for the period ended September 30, 2011.

Third Quarter 2011 Financial Highlights

•
Operating loss(1) of $572 million, compared to operating net income of $403 million in the third quarter of 2010. Reported loss of $621 million, compared to reported net income of $416 million in the same period a year ago

•
Operating loss per share of $0.99, compared to operating earnings per share of $0.71 in the third quarter of 2010. Reported loss per share of $1.07, compared to earnings per share of $0.73 in the same period last year

•	Operating return on equity of negative 16.0%, compared to 11.6% in the same period one year ago. Reported return on equity of negative 17.4%, compared to 12.0% in the third quarter of 2010
•	Quarterly dividend of $0.36 per share

TORONTO, Nov. 2, 2011 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) recorded an operating loss of $572 million for the third quarter of 2011, compared with operating net income of $403 million in the same period last year. Our operating loss per share was $0.99 in the third quarter of 2011, compared to operating net income of $0.71 in the third quarter of 2010. The reported loss was $621 million or $1.07 per share in the third quarter of 2011, compared to net income of $416 million or $0.73 per share in the same period last year.

Our operating loss in the third quarter of 2011 was driven by net reserve increases of $684 million related to steep declines in both equity markets and interest rate levels, which were reflected primarily in the individual life and variable annuity businesses in SLF U.S. Updates to our actuarial methods and assumptions, which generally occur in the third quarter of each year, further reduced net income by $203 million.

The third quarter was a period of exceptional market volatility. North American equity markets dropped by 12% - 14%, while yields on fixed income securities fell amid economic uncertainty in the European Union and U.S. monetary policy actions aimed at lowering interest rates on long-term treasuries. In the United States, treasury rates reached historic lows, with 30-year yields down 146 basis points to 2.91%. Under the Canadian insurance accounting model, the future impact of September 30, 2011 market conditions is reflected in our current period results.

Reported revenue was $7.5 billion in the quarter, down from $7.7 billion in the same period last year. The year-over-year decline includes the impact of currency movements, which reduced third quarter revenue by approximately $250 million relative to the same period last year. Adjusted revenue(1), which excludes the impact of currency, certain reinsurance arrangements and fair value changes, was $5.8 billion for the quarter ended September 30, 2011, compared to $5.4 billion one year ago.

The Board of Directors of Sun Life Financial Inc. today declared a quarterly shareholder dividend of $0.36 per common share, maintaining the current quarterly dividend.

"Our financial results reflect the severe volatility experienced during the third quarter, including interest rate levels that reached historic lows and a significant decline in equity markets. Despite the relative resilience of the Canadian economy, the financial turmoil in the global economy has been far reaching," Donald A. Stewart, Chief Executive Officer, said. "Global economic uncertainty and U.S. monetary policy actions have increased demand for fixed income securities, putting downward pressure on bond yields, which have a direct impact on the financial performance of Canadian life insurers and defined benefit pension plans."

"Our hedging programs performed well, providing significant offsets to market declines. We continue to take action to improve our product mix, increase prices and de-risk products. Our business is strong despite economic uncertainties and we remain a well-capitalized financial institution with a strong foundation and balanced business model. We are looking through current market disruptions to focus on customer service, and seek opportunities to grow and diversify our business."

In the fourth quarter of 2011, we plan to make a change related to the valuation of our variable annuity and segregated fund insurance contract liabilities whereby we will provide for the estimated future lifetime hedging costs of these contracts in our liabilities. The impact of this change on our net income in the fourth quarter will depend on the level of interest rates and other market conditions as at December 31, 2011, as well as further refinements to the valuation methodology. If this change was made using September 30, 2011 market conditions, the expected one-time reduction in net income is estimated to be in the range of $550 million to $650 million. Our net income sensitivity to interest rates is expected to increase substantially as a result of this change. The impact of this valuation change on the MCCSR ratio of Sun Life Assurance Company of Canada is expected to be positive, as the increase in variable annuity and segregated fund liabilities will reduce the amount of required regulatory capital for these products.

Our estimate of the one-time impact of this valuation change on our net income reflects market conditions as at September 30, 2011. Our October 17, 2011 news release, "Sun Life Financial Provides Update on 2011 Results", provided an estimate of $500 million for the one-time unfavourable net income impact of this change, which was reflective of the higher level of interest rates in effect at that time. As noted above, the amount of this one-time impact will be dependent on the level of interest rates at the time of implementation, and other factors.

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(1)
Operating net income (loss) and financial information based on operating net income (loss), such as operating earnings (loss) per share and operating return on equity, are non-IFRS financial measures. Adjusted revenue is also a non-IFRS financial measure. Information on non-IFRS financial measures can be found in our management's discussion and analysis for the quarter ended September 30, 2011.

Operational Highlights

Sun Life strengthens its asset management business

Sun Life entered into agreements to purchase the minority shares in its McLean Budden investment management subsidiary and transfer the business to MFS Investment Management. The transaction benefits clients of both firms through an expanded global research platform, a broader range of investment solutions and increased scale to service clients. As of September 30, 2011, the combined assets under management of MFS and McLean Budden were $248 billion.

Sun Life Global Investments (Canada) marks its first year with new products, strong performance

SLGI (Canada), our new Canadian investment management company, continues to focus on the expansion of its product shelf with the launch of three new mutual funds in the quarter. Fund performance in the growing line-up of funds has been very strong. Ten of the 11 long-term funds performed above their respective category medians, while eight of those 11 funds were in the top quartile for the one-year period. Two funds were ranked #1 in their respective categories against several hundred others, for periods ended September 30, 2011.

MFS funds deliver strong performance

MFS's retail fund performance remains strong with 80% and 86% of fund assets ranked in the top half of their respective Lipper categories based on three- and five-year performance, respectively. Performance in the Global/International equity style continues to be especially strong, with 100% and 98% of fund assets ranking in the top half of their three- and five-year Lipper averages, respectively, as of September 30, 2011.

Growth in the Philippines

Third quarter sales were the highest quarterly sales results in our 116-year history in the Philippines. Growth in the agency force was almost 30% over the comparable period in 2010. Subsequent to quarter end, Sun Life Financial completed the acquisition of 49% of Grepalife Financial, Inc., a Philippine life insurance company. The new joint venture includes an exclusive bancassurance relationship with the Yuchengco-owned Rizal Commercial Banking Corporation, which serves two million customers in more than 350 branches nationwide.

New mobile app contributes to growth in e-claims

Sun Life Financial introduced a new mobile app during the quarter that provides existing group benefits and group retirement and savings plan members across Canada the ability to submit benefit claims, check plan balances and find ways to save for the future in a single mobile app. SLF Canada's Group Benefits reported year-to-date e-claims totaling 1.7 million, up 73% over the comparable period in 2010.

Sun Life maintains position on key sustainability index

For the fifth consecutive year, Sun Life Financial has been selected as a member of the Dow Jones Sustainability North America Index ("DJSI"). Sun Life is one of only two Canadian life insurers to be named to the index and one of only five life insurers overall. The DJSI tracks the stock market performance of the leading sustainability companies in North America.

How We Report Our Results

Sun Life Financial Inc.(2) manages its operations and reports its results in five business segments: Sun Life Financial Canada ("SLF Canada"), Sun Life Financial U.S. ("SLF U.S."), MFS Investment Management ("MFS"), Sun Life Financial Asia ("SLF Asia") and Corporate. Information concerning these segments is included in Note 5 to our interim unaudited financial statements and accompanying notes ("Consolidated Financial Statements") for the period ended September 30, 2011. Financial information concerning SLF U.S. and MFS is presented in Canadian and U.S. dollars to facilitate the analysis of underlying business trends. We prepare our interim Consolidated Financial Statements using International Financial Reporting Standards ("IFRS"), and in accordance with International Accounting Standard 34, Interim Financial Reporting.

We use certain non-IFRS financial measures, including operating net income as key metrics in our financial reporting to enable our stakeholders to better assess the underlying performance of our businesses. Operating net income and other financial information based on operating net income, such as operating earnings per share ("EPS") and operating return on equity ("ROE"), are non-IFRS financial measures. We believe that operating net income provides information useful to investors in understanding the Company's performance and facilitates the comparison of the quarterly and full year results of our ongoing operations. Operating net income excludes: (i) the impact of certain hedges that do not qualify for hedge accounting in SLF Canada; (ii) fair value adjustments on share-based payment awards at MFS; and (iii) other items that are non-operational or ongoing in nature. Operating EPS excludes the dilutive impact of convertible securities. Other non-IFRS financial measures that we use include adjusted revenue, administrative services only ("ASO") premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, total premiums and deposits and assets under management ("AUM"). Additional information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in this management's discussion and analysis ("MD&A") under the heading Use of Non-IFRS Financial Measures.

The information contained in this document is in Canadian dollars unless otherwise noted and is based on our interim unaudited financial results for the period ended September 30, 2011. All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

Additional information about Sun Life Financial Inc. can be found in our annual and interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form ("AIF"). These documents are filed with securities regulators in Canada and are available at www.sedar.com. Our annual MD&A, annual Consolidated Financial Statements and AIF are filed with the United States Securities and Exchange Commission ("SEC") in our annual report on Form 40-F and our interim MD&As and interim financial statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

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(2)	Together with its subsidiaries and joint ventures, collectively referred to as "the Company", "Sun Life Financial", "we", "our" and "us".

Financial Summary
	Quarterly Results					Year to date
($ millions, unless otherwise noted)	Q3'11	Q2'11	Q1'11	Q4'10	Q3'10	2011	2010
Net income (loss)
SLF Canada	11	222	250	181	246	483	609
SLF U.S.	(569)	110	180	294	18	(279)	12
MFS	59	66	62	57	55	187	151
SLF Asia	26	30	44	28	36	100	64
Corporate(1)	(99)	(3)	(64)	(75)	48	(166)	156
Operating net income (loss)	(572)	425	472	485	403	325	992
Items excluded from operating net income:
Impact of certain hedges that do not qualify for hedge accounting in SLF Canada	(53)	9	(9)	43	37	(53)	(33)
Fair value adjustments on share-based payment awards at MFS	4	(26)	(25)	(24)	(24)	(47)	(57)
Reported net income (loss)	(621)	408	438	504	416	225	902
Diluted EPS ($)
Operating(2)	(0.99)	0.73	0.82	0.85	0.71	0.56	1.74
Reported	(1.07)	0.68	0.73	0.84	0.70	0.39	1.55
Basic EPS ($)
Operating	(0.99)	0.74	0.82	0.85	0.71	0.56	1.75
Reported	(1.07)	0.71	0.76	0.88	0.73	0.39	1.59
Return on equity (%)
Operating	(16.0)%	12.0%	13.5%	13.9%	11.6%	3.1%	9.8%
Reported	(17.4)%	11.5%	12.5%	14.4%	12.0%	2.1%	8.9%
Avg. common shares outstanding (millions)	580.5	578.2	574.7	572.0	569.2	577.8	566.9
Closing common shares outstanding (millions)	582.8	580.4	578.1	574.3	571.9	582.8	571.9
Dividends per common share ($)	0.36	0.36	0.36	0.36	0.36	1.08	1.08
MCCSR ratio(3)	210%	231%	229%	228%	208%	210%	208%

Premiums & deposits(4)
Net premium revenue	2,335	2,240	2,434	3,543	3,431	7,009	10,227
ASO premium and deposit equivalents	1,362	1,450	1,458	2,576	1,077	4,270	3,215
Segregated fund deposits	2,298	2,406	2,566	2,699	2,389	7,270	7,542
Mutual fund sales	7,120	6,570	7,917	6,834	7,022	21,607	21,634
Managed fund sales	5,446	8,188	5,703	9,246	5,212	19,337	18,874
Total premiums & deposits	18,561	20,854	20,078	24,898	19,131	59,493	61,492
Assets under management(5)
General fund assets	130,413	121,618	120,971	122,301	127,024	130,413	127,024
Segregated funds	85,281	89,116	89,513	87,946	84,585	85,281	84,585
Mutual funds, managed funds and other AUM	243,132	262,902	258,912	254,478	243,678	243,132	243,678
Total AUM	458,826	473,636	469,396	464,725	455,287	458,826	455,287
Capital
Subordinated debt and other capital(6)	4,396	4,382	4,383	4,385	4,690	4,396	4,690
Participating policyholders' equity	123	120	117	115	113	123	113
Total shareholders' equity(7)	16,368	16,248	16,040	15,932	15,973	16,368	15,973
Total capital	20,887	20,750	20,540	20,432	20,776	20,887	20,776

(1)	For periods prior to the first quarter of 2011, Corporate includes the results from our life reinsurance operations that were sold on December 31, 2010.
(2)	Operating EPS excludes the dilutive impact of convertible securities. For additional information, see Use of Non-IFRS Financial Measures.
(3)	Represents the Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio of Sun Life Assurance Company of Canada ("Sun Life Assurance"); 2010 ratios appear as reported under Canadian GAAP.
(4)
ASO premium and deposit equivalents, mutual fund sales, managed fund sales and total premiums and deposits are non-IFRS financial measures. ASO premium and deposit equivalents represent group contracts where we provide administrative services for a fee. For additional information, see Use of Non-IFRS Financial Measures.

(5)	AUM, mutual fund assets, managed fund assets, other AUM and total AUM are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures.
(6)
Other capital refers to Sun Life ExchangEable Capital Securities ("SLEECS"), which qualify as capital for Canadian regulatory purposes. Additional information is available in the section Capital Management and Liquidity.

(7)	Excludes non-controlling interests.

Q3 2011 vs. Q3 2010

Our operating loss was $572 million for the quarter ended September 30, 2011. Our operating loss in the third quarter of 2011 was driven by reserve increases (net of increases in asset values including hedges) of $684 million after-tax related to steep declines in both equity markets and interest rate levels, and reflected primarily in the individual life and variable annuity businesses in SLF U.S. Updates to our actuarial methods and assumptions, which generally occur in the third quarter of each year, further reduced net income by $203 million. Updates to our actuarial estimates and assumptions included unfavourable impacts related primarily to mortality and policyholder behaviour in SLF Canada and SLF U.S., which were partially offset by changes related to investment income tax on universal life insurance policies in SLF Canada.

Losses from equity market and interest rate movements were at the high end of the estimated ranges previously disclosed in our MD&A for the second quarter of 2011. Key drivers that contributed to this result included uneven movements across the yield curve, increased volatility, including large, simultaneous downward movements in both interest rates and equity markets, and fund underperformance relative to market indices.

The following table summarizes the impact that certain key economic factors had on our net income in the third quarter of 2011.

Increase/(Decrease) ($ millions, after-tax)	Q3'11
Economic impacts
Net equity market impact	(404)
Net interest rate impact	(280)
Net credit impact	(8)

The net equity market impact includes the effect of changes in equity markets, net of hedging, that differ from our liability best estimate assumption of approximately 2% growth per quarter in equity markets. Our key equity benchmarks include the S&P 500 and the S&P/TSX Composite Index and the TSX 60. Net interest rate impact includes changes in interest rates that impact the investment returns that differ from those assumed, as well as the impact of changes in interest rates on the value of derivative instruments employed as part of our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business we have a higher degree of sensitivity towards interest rates with long durations.

Operating net income in the third quarter of 2010 of $403 million was favourably impacted by $156 million from improved equity market conditions, and $49 million from assumption changes and management actions. These favourable impacts in 2010 were partially offset by the adverse impact of a $57 million increase in the mortgage sectoral allowance, which reduced net income by $40 million.

Operating ROE for the third quarter of 2011 was negative 16.0%, compared to 11.6% in the third quarter of 2010. The decrease in operating ROE in the third quarter of 2011 was primarily the result of losses in the third quarter, which were $0.99 per share in the third quarter of 2011, compared to net income of $0.71 per share in the third quarter of 2010.

Our reported loss in the third quarter of 2011 was $621 million, compared to net income of $416 million in the third quarter of 2010. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada and fair value adjustments on share-based awards at MFS increased the reported loss by $49 million in the third quarter of 2011, compared to an increase in net income of $13 million in the third quarter of 2010. Reported ROE was negative 17.4%, compared with 12.0% for the third quarter of 2010.

Q3 2011 vs. Q3 2010 (year-to-date)

Operating net income for the first nine months of 2011 was $325 million, compared to $992 million for the same period in 2010. Operating net income for the first nine months of 2011 was unfavourably impacted by declines in equity markets and interest rate levels, updates to actuarial estimates and assumptions, higher levels of investment in growth and service initiatives in our business and losses in our Corporate segment. This was partially offset by increases in the fair value of real estate classified as investment properties and the favourable impact of investment activity on insurance contract liabilities.

Operating net income for the nine months ended September 30, 2010, benefited from the favourable impact of assumption changes and management actions, partially offset by unfavourable interest rate experience.

Reported net income for the first nine months of 2011 was $225 million, compared to $902 million for the same period one year ago. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada and fair value adjustments on share-based awards at MFS reduced reported net income by $100 million in the first nine months of 2011, compared to a reduction of $90 million in the first nine months of 2010. Reported ROE was 2.1% for the first nine months of 2011, compared with 8.9% for the first nine months of 2010.

Assumption Changes and Management Actions

Management makes judgments involving assumptions and estimates relating to the Company's obligations to policyholders, some of which relate to matters that are inherently uncertain. The determination of these assumptions and estimates is fundamental to the Company's financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation, and other factors over the life of its products.

During the third quarter of 2011 the net impact of assumption changes and management actions resulted in a decrease in net income of $203 million.
Q3 2011 assumption changes and management actions by type
($ millions)	Impact on net income (after-tax)	Comments
Lapse and other policyholder behaviour	(298)	Reflects higher lapse rates on term insurance renewals in SLF Canada, as well as updates for premium persistency in Individual Insurance in SLF U.S.
Mortality/morbidity	(114)	Primarily due to updates to reflect new industry guidance relating to mortality improvement from the Canadian Institute of Actuaries ("CIA")
Investment returns	(68)
Largely due to updates to a number of investment assumptions including updates to real estate assumptions and the impact of a lower interest rate environment, partially offset by changes to asset default assumptions

Expense	(36)	Impact of reflecting recent experience studies across the Company (i.e. higher unit costs)
Investment income tax	204	Reflects changes related to investment income tax on universal life contracts in SLF Canada
Model enhancements	109	Modelling enhancements to improve the projection of future cash flows across a number of our businesses
Total	(203)

Fourth Quarter Actuarial Method and Assumption Change

In the fourth quarter of 2011, we plan to make a change related to the valuation of our variable annuity and segregated fund insurance contract liabilities. While we generally update our actuarial methods and assumptions in the third quarter of each year, we will reflect this change to our valuation method in the fourth quarter due to its complexity and additional analysis and preparation required prior to implementation.

To date, the Canadian actuarial profession has not prescribed a single approach to the valuation of dynamic hedging programs for variable annuity and segregated fund contracts. In particular, the CIA has been examining approaches that would reflect the future cost of hedging guarantees in insurance contract liabilities, and guidance is emerging. The CIA work, as well as our own internal actuarial work, has progressed sufficiently in 2011, such that we believe it would be appropriate to reflect the cost of our dynamic hedging program in the determination of our insurance contract liabilities. Upon transition to this revised valuation methodology in the fourth quarter of 2011, we expect to increase our insurance contract liabilities related to our in-force contracts for variable annuities and segregated funds, resulting in a one-time reduction in net income. The impact of this change in methodology on our fourth quarter results is dependent on December 31, 2011 market conditions, primarily the level of interest rates (including swap rates), as well as further refinements to the valuation methodology.

The table below summarizes the estimated impact of the change in our valuation methodology on our net income and capital levels using market conditions as at September 30, 2011.

Metric	Estimated Impact as at September 30, 2011
Net income (transition impact)	Approximately $(550) million to $(650) million
MCCSR(1) (transition impact)	Small increase
Net income sensitivity to changes in equity markets (post-transition)	Substantively unchanged
Net income sensitivity to a 1% change in interest rates (post-transition)	Significantly increased
(1) Represents the MCCSR ratio of Sun Life Assurance

The net income impact from this change in our valuation methodology is a non-cash charge. The amount of this charge is expected to be sufficient to provide for the cost of hedging our existing variable annuity and segregated fund contracts over their remaining lifetime. Under our current valuation method, these costs are expensed in the period in which they are incurred. This methodology change will provide for the expected future costs, together with a provision for adverse deviations. This will result in a higher level of future net income from in-force contracts than would be the case using the current methodology. For new business in future periods, hedge costs associated with product guarantees will be reflected in net income at the time of sale, resulting in increased new business strain.

Our estimate of the one-time impact of this valuation change on our net income reflects market conditions as at September 30, 2011. Our October 17, 2011 news release, "Sun Life Financial Provides Update on 2011 Results", provided an estimated unfavourable net income impact of $500 million related to this change, which was reflective of the higher level of interest rates in effect at that time.

The estimated impact of actuarial method and assumption changes that are expected to occur in the fourth quarter of 2011 is forward-looking information. It is based on interest rate and equity market levels as at September 30, 2011. Actual results can differ materially from these estimates for a variety of reasons including changes in capital market levels, management actions, effective tax rates, model error, legal and regulatory changes and currency exchange rates. Changes in accounting, or other actuarial valuation methods, models or assumptions could result in material changes to the reported impact on net income.

The estimate of our net income sensitivity to changes in interest rates is subject to management actions, interest rate levels and other market conditions.

Impact of Currency

We have operations in key markets worldwide, including the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Indonesia, India, China and Bermuda, and generate earnings in local currencies in these jurisdictions, which are translated into Canadian dollars. The bulk of our exposure to movements in foreign exchange rates is to the U.S. dollar.

Items impacting our Consolidated Statement of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Balance Sheets, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past several quarters.

Exchange rate	Quarterly					Year to date
	Q3'11	Q2'11	Q1'11	Q4'10	Q3'10	2011	2010
Average
U.S. Dollar	0.978	0.968	0.986	1.013	1.040	0.977	1.037
U.K. Pounds	1.576	1.578	1.579	1.602	1.611	1.578	1.590
Period end
U.S. Dollar	1.050	0.963	0.970	0.997	1.029	1.050	1.029
U.K. Pounds	1.636	1.546	1.555	1.555	1.616	1.636	1.616

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company's international operations is translated back to Canadian dollars. In a period of net losses, the weakening of the Canadian dollar can exacerbate losses. The relative impact of currency in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of currency on net income on a year-over-year basis. During the third quarter of 2011 our net loss decreased by $33 million as a result of movements in foreign exchange rates.

Performance by Business Group

SLF Canada
	Quarterly results					Year to date
($ millions)	Q3'11	Q2'11	Q1'11	Q4'10	Q3'10	2011	2010
Operating net income (loss)(1)
Individual Insurance & Investments	(82)	125	127	79	136	170	300
Group Benefits	73	64	66	63	81	203	195
Group Wealth	20	33	57	39	29	110	114
Total operating net income (loss)	11	222	250	181	246	483	609

Common shareholders' net income (loss)	(42)	231	241	224	283	430	576

(1)
Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting and is a non-IFRS financial measure. Reconciliations of operating net income by business unit are included in our supplementary information package, which is available in the Investor Relations section of our corporate website at www.sunlife.com.

Q3 2011 vs. Q3 2010

SLF Canada reported a loss of $42 million in the third quarter of 2011, compared to net income of $283 million in the third quarter of 2010. The impact of certain hedges that do not qualify for hedge accounting reduced net income by $53 million in the third quarter of 2011. The impact of these hedges increased net income by $37 million in the third quarter of 2010.

Operating net income was $11 million in the third quarter of 2011, compared to $246 million for the same period a year ago. Operating net income in the third quarter of 2011 reflected substantial declines in equity markets and the net unfavourable impact of updates to actuarial estimates and assumptions in Individual Insurance & Investments. Updates to actuarial estimates and assumptions included unfavourable impacts related primarily to lapses on term insurance renewals and mortality. This was partially offset by changes related to investment income tax on universal life insurance policies and modelling enhancements.

Operating net income in the third quarter of 2010 benefited from improved equity market conditions, favourable movement in interest rate swaps used for asset-liability management and credit experience. SLF Canada also benefited from net favourable changes to actuarial estimates and assumptions including the positive impact of equity- and interest rate-related updates in Individual Insurance & Investments and morbidity in Group Benefits. This was partially offset by the unfavourable impact of updated assumptions for policyholder behaviour.

In the third quarter of 2011, sales of Individual life and health insurance increased by 9% compared to third quarter 2010 due to the continued success of the Sun Par product. Sales of Individual Investments decreased by 13% from the third quarter of 2010 primarily due to lower segregated fund sales partially offset by higher mutual fund sales which increased by 35% to $307 million. Group Benefits sales were down 25% from the third quarter of 2010 to $79 million primarily due to lower sales in the medium-sized case markets. In Group Wealth, Group Retirement Services sales were down 6% due to lower defined contribution sales, partially offset by an increase in payout annuity sales. Pension rollover sales remained strong, with a four-quarter average retention rate of 49%.

Q3 2011 vs. Q3 2010 (year-to-date)

Net income for the first nine months of 2011 was $430 million, compared to $576 million for the nine months ended September 30, 2010. The impact of certain hedges that do not qualify for hedge accounting reduced net income by $53 million in the first nine months of 2011, compared to a $33 million decrease in the first nine months of 2010.

Operating net income for the first nine months of 2011 was $483 million, compared to $609 million for the same period one year ago. Operating net income for the nine months ended September 30, 2011, reflected declining equity markets and the net unfavourable impact of updates to actuarial estimates and assumptions. This was partially offset by changes related to investment income tax on universal life insurance policies, the favourable impact of investment activity on insurance policies and gains from increases in the value of real estate properties.

Operating net income for the nine months ended September 30, 2010 was favourably impacted by the net impact of updates to actuarial estimates and assumptions in the third quarter of 2010, and improved credit experience partially offset by less favourable equity market experience.

SLF U.S.
	Quarterly results					Year to date
(US$ millions)	Q3'11	Q2'11	Q1'11	Q4'10	Q3'10	2011	2010
Operating net income(1) (loss)
Annuities	(272)	62	78	125	154	(132)	156
Individual Insurance	(318)	41	62	126	(171)	(215)	(218)
Employee Benefits Group	22	11	44	40	33	77	75
Total operating net income (loss) (US$ millions)	(568)	114	184	291	16	(270)	13
Total operating net income (loss) (C$ millions)	(569)	110	180	294	18	(279)	12

Common shareholders' net income (loss) (US$ millions)	(568)	114	184	291	16	(270)	13
Common shareholders' net income (loss) (C$ millions)	(569)	110	180	294	18	(279)	12

(1)	There have been no items that have given rise to differences between reported and operating net income in the quarterly and year-to-date results presented here.

Q3 2011 vs. Q3 2010

SLF U.S. reported a loss of C$569 million in the third quarter of 2011, compared to net income of C$18 million in the third quarter of 2010. The strengthening of the Canadian dollar relative to average exchange rates in the third quarter of 2010 decreased the reported loss in SLF U.S. by C$36 million.

The operating loss in the third quarter of 2011 was US$568 million, compared to net income of US$16 million in the third quarter of 2010. Results in the third quarter of 2011 reflected the adverse impact of substantial declines in equity markets and interest rates in Annuities and Individual Insurance, as well as unfavourable morbidity experience in Employee Benefits Group. The loss in the third quarter also included the net unfavourable impact of updates to actuarial estimates and assumptions related to mortality and policyholder behaviour in Individual Insurance.

Net income of US$16 million in the third quarter of 2010 reflected unfavourable interest rate movements, primarily in Individual Insurance, unfavourable morbidity experience, and a sectoral mortgage allowance in anticipation of continued pressure in the U.S. commercial mortgage market. Earnings in the third quarter of 2010 were also impacted by net unfavourable updates to actuarial estimates and assumptions. This was partially offset by improved equity market conditions as reflected in the Annuities business unit.

Variable annuity sales in the third quarter of 2011 were US$847 million, a decrease of 19% compared to the prior year. Employee Benefits Group sales in the third quarter of 2011 decreased 37% compared to the same period a year ago, with sales lower across all product lines. The decline in sales reflects our pricing discipline in a competitive environment. Domestic Individual Insurance sales in the third quarter of 2011 increased 17% compared to the prior year primarily due to an increase in corporate-owned life insurance sales.

Q3 2011 vs. Q3 2010 (year-to-date)

Losses for the first nine months of 2011 were US$270 million, compared to net income of US$13 million for the same period one year ago. The loss for the nine months ended September 30, 2011, reflected the unfavourable impact of interest rates and equity markets, and net unfavourable impact of updates to actuarial estimates and assumptions.

Results for the nine months ended September 30, 2010, reflected the net adverse impact of updates to actuarial estimates and assumptions and unfavourable interest rate movements and morbidity experience, partially offset by favourable credit experience.

MFS Investment Management
	Quarterly results					Year to date
	Q3'11	Q2'11	Q1'11	Q4'10	Q3'10	2011	2010
Operating net income(1) (US$ millions)	60	68	63	56	53	191	146
Operating net income(1) (C$ millions)	59	66	62	57	55	187	151

Common shareholders' net income (US$ millions)	64	42	37	32	30	143	91
Common shareholders' net income (C$ millions)	63	40	37	33	31	140	94

Pre-tax operating profit margin ratio(2)	32%	34%	33%	31%	31%	33%	30%
Average net assets (US$ billions)	225	239	228	214	195	230	192
Assets under management (US$ billions)(2)	208	240	232	222	204	208	204
Net sales (US$ billions)	-	3.2	2.1	5.1	2.3	5.3	9.1
Asset appreciation (depreciation) (US$ billions)	(31.5)	4.6	7.9	13.0	18.4	(19.0)	7.3

S&P 500 Index (daily average)	1,227	1,319	1,302	1,205	1,094	1,282	1,117

(1)	Operating net income excludes fair value adjustments on share-based payment awards at MFS, and is a non-IFRS financial measure.
(2)	Pre-tax operating profit margin ratio and assets under management are non-IFRS financial measures. See Use of Non-IFRS Financial Measures.

Q3 2011 vs. Q3 2010

Net income in the third quarter of 2011 was C$63 million, compared to C$31 million for the same period one year ago. The impact of fair value adjustments on share-based payment awards at MFS increased net income by C$4 million in the third quarter of 2011, compared to a reduction of C$24 million in the third quarter of 2010.

MFS had operating net income of C$59 million in the third quarter of 2011, compared to operating net income of C$55 million in the third quarter of 2010. The strengthening of the Canadian dollar relative to average exchange rates in the third quarter of 2010 decreased operating net income by C$4 million.

In U.S. dollars, operating net income in the third quarter of 2011 was US$60 million, compared to operating net income of US$53 million in the third quarter of 2010. The increase in operating net income from the third quarter of 2010 was primarily due to higher net average assets. MFS's pre-tax operating profit margin ratio increased to 32% in the third quarter of 2011 from 31% one year ago.

Total assets under management at September 30, 2011, were US$208 billion, compared to US$222 billion at December 31, 2010. The decrease of US$14 billion was driven by asset depreciation of US$19.0 billion, partially offset by net sales of US$5.3 billion. Retail fund performance remained strong with 80% and 86% of fund assets ranked in the top half of their respective Lipper categories based on three-year and five-year performance.

On September 29, 2011, Sun Life Financial announced that it has agreed to purchase the minority shares in its McLean Budden investment management subsidiary and transfer the business to MFS. The transaction is expected to close in November, and will add approximately $30 billion to MFS's assets under management.

Q3 2011 vs. Q3 2010 (year-to-date)

Net income for the first nine months of 2011 was US$143 million, compared to US$91 million for the first nine months of 2010. The impact of fair value adjustments on share-based payment awards at MFS reduced net income by US$48 million in the first nine months of 2011, compared to a reduction of US$55 million in the same period last year.

Operating net income was US$191 million for the first nine months of 2011, an increase of US$45 million over the same period one year ago. The increase in operating net income over the first nine months of 2010 was primarily due to higher average net assets, which increased to US$230 billion as at September 30, 2011, from US$192 billion in the first nine months of 2010.

SLF Asia
	Quarterly results					Year to date
($ millions)	Q3'11	Q2'11	Q1'11	Q4'10	Q3'10	2011	2010
Operating net income(1)	26	30	44	28	36	100	64

Common shareholders' net income	26	30	44	28	36	100	64

(1)	There have been no items that have given rise to differences between reported and operating net income in the quarterly and year-to-date results presented here.

Q3 2011 vs. Q3 2010

Net income in the third quarter of 2011 was $26 million, compared to net income of $36 million in the third quarter of 2010. Net income in the third quarter of 2010 included a net gain of $19 million from the restructuring of Sun Life Everbright in China. Excluding this one time gain, the net income in third quarter 2011 increased $9 million compared to the same quarter last year primarily due to lower levels of new business strain in India as a result of lower sales and change in product mix.

Q3 2011 vs. Q3 2010 (year-to-date)

Net income for the first nine months of 2011 was $100 million, compared to net income of $64 million in the same period one year ago. Net income for the first nine months of 2011 reflected business growth, the favourable impact of investment gains in the Philippines, and reduced levels of new business strain from lower sales and improved product mix in India. Net income in the first nine months of 2010 reflected a net gain of $19 million from the restructuring of Sun Life Everbright.

Individual life sales for the first nine months of 2011 were down 20% over the same period last year, mainly due to lower sales in India, which continue to be impacted by regulatory changes to unit-linked products introduced in September 2010. Excluding India, individual life sales were up 13%. Individual life sales in Indonesia and the Philippines were up 22% and 29%, respectively. Sales in China were up by 29% due to strong sales in the bancassurance and telemarketing channels.

On October 24, 2011, Sun Life Financial acquired a 49% interest in Grepalife Financial, Inc., a Philippine life insurance company. The new joint venture, called Sun Life Grepa Financial, Inc., includes an exclusive bancassurance relationship with the Yuchengco-owned Rizal Commercial Banking Corporation, which serves two million customers in more than 350 branches in the Philippines.

Corporate

Corporate includes the results of our U.K. operations ("SLF U.K.") and Corporate Support. Corporate Support includes our run-off reinsurance business as well as investment income, expenses, capital and other items that have not been allocated to our other business segments. For periods prior to the first quarter of 2011, Corporate Support also includes results from our life reinsurance operations that were sold on December 31, 2010.

	Quarterly results					Year to date
($ millions)	Q3'11	Q2'11	Q1'11	Q4'10	Q3'10	2011	2010
Operating net income(1) (loss)
SLF U.K.	(14)	56	43	(26)	42	85	203
Corporate Support	(85)	(59)	(107)	(49)	6	(251)	(47)
Total operating net income (loss)	(99)	(3)	(64)	(75)	48	(166)	156

Common shareholders' net income (loss)	(99)	(3)	(64)	(75)	48	(166)	156

(1)	There have been no items that have given rise to differences between reported and operating net income in the quarterly and year-to-date results presented here.

Q3 2011 vs. Q3 2010

The Corporate segment reported a loss of $99 million in the third quarter of 2011, compared to net income of $48 million in the third quarter of 2010.

SLF U.K. reported a loss of $14 million in the third quarter of 2011, compared to net income of $42 million in the third quarter of 2010. SLF U.K.'s results in the third quarter of 2011 reflected declining equity markets and the unfavourable impact of fixed income investment activity on insurance contract liabilities. Net income for the third quarter of 2010 was favourably impacted by updates to actuarial estimates and assumptions.

Corporate Support reported a loss of $85 million in the third quarter of 2011, compared to a net income of $6 million one year earlier. Results in the third quarter of 2011 reflected increased losses in our run-off reinsurance business of $37 million as a result of the unfavourable impact of lower interest rates and declining equity markets and updates to actuarial estimates and assumptions. Results in the third quarter of 2010 included various tax benefits as well as the earnings from the life reinsurance business that was sold in the fourth quarter of 2010.

Q3 2011 vs. Q3 2010 (year-to-date)

The loss for the first nine months of 2011 in the Corporate segment was $166 million, compared to net income of $156 million for the same period one year ago.

Net income in SLF U.K. for the first nine months of 2011 was $85 million, compared to $203 million for the first nine months of 2010. Net income for the period ended September 30, 2011, reflected increased investment in regulatory initiatives such as Solvency II. Results for the first nine months of 2010 included a tax benefit associated with a favourable tax judgment received by the Company.

In Corporate Support, the loss for the first nine months of 2011 was $251 million, compared to a loss of $47 million in the first nine months of 2010. The loss in the first nine months of 2011 included the net cost of reinsurance for the insured business in SLF Canada's Group Benefits operations, as well as higher losses in our run-off reinsurance business. Results for the first nine months of 2010 included earnings of $38 million from our life reinsurance business that was sold in the fourth quarter of 2010 as well as a higher level of tax benefits.

Additional Financial Disclosure

Revenue

Under IFRS, revenues include (i) regular premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on available-for-sale ("AFS") assets and changes in the value of derivative instruments and assets designated as fair value through profit and loss ("FVTPL"); and (iii) fee income received for services provided. ASO premium and deposit equivalents, as well as deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenue, however the Company does receive fee income from these contracts, which is included in revenue. These fee-based deposits and ASO premium and deposit equivalents are an important part of our business and as a result, revenue does not fully represent sales and other activity taking place during the respective periods.

Net investment income can experience volatility arising from the quarterly fluctuation in the value of FVTPL assets, which may in turn affect the comparability of revenue from period to period. The debt and equity securities that support insurance contract liabilities are designated as FVTPL and changes in fair values of these assets are recorded in net investment income in our Consolidated Statements of Operations. Changes in the fair values of the FVTPL assets supporting insurance contract liabilities are largely offset by a corresponding movement of the liabilities.

We perform cash flow testing whereby asset and liability cash flows are projected under various scenarios. When assets backing insurance contract liabilities are written down in value to reflect impairments or defaults, the asset cash flows used in the valuation of the liabilities are also reassessed. Additional information concerning our accounting policies is provided in our annual and interim Consolidated Financial Statements.

Adjusted revenue is a non-IFRS financial measure and excludes the impacts of currency, reinsurance for the insured business in SLF Canada's Group Benefits operations, the life reinsurance business that was sold in the fourth quarter of 2010 and fair value changes in FVTPL assets and derivative instruments. For additional information, see the section under the heading Use of Non-IFRS Financial Measures.

	Quarterly results					Year to date
($ millions)	Q3'11	Q2'11	Q1'11	Q4'10	Q3'10	2011	2010
Revenues
Net premium revenue	2,335	2,240	2,434	3,543	3,431	7,009	10,227
Net investment income	4,364	2,073	950	(123)	3,464	7,387	8,050
Fee income	807	844	819	851	776	2,470	2,253
Total as reported	7,506	5,157	4,203	4,271	7,671	16,866	20,530
Impact of currency, reinsurance and changes in the fair value of FVTPL assets and derivative instruments	1,659	(427)	(1,401)	(1,506)	2,248	(133)	4,184
Total adjusted revenue	5,847	5,584	5,604	5,777	5,423	16,999	16,346

Revenues for the third quarter of 2011 were $7.5 billion, compared to $7.7 billion in the third quarter of 2010. The strengthening of the Canadian dollar relative to average exchange rates in the third quarter of 2010 decreased revenue by $249 million. Adjusted revenue was $5.8 billion for the third quarter of 2011, compared to $5.4 billion in the same period one year ago primarily due to higher net investment income.

Revenues of $16.9 billion for the first nine months of 2011 were down $3.6 billion from revenues of $20.5 billion in the comparable period a year ago. The strengthening of the Canadian dollar relative to average exchange rates in the first nine months of 2010 decreased reported revenues by $545 million. Adjusted revenue of $17.0 billion for the first nine months of 2011 increased by $653 million from the same period one year ago primarily due to higher fee income attributable to higher net average asset levels at MFS and higher net investment income.

Premium Revenue

Net premium revenue was $2.3 billion in the third quarter of 2011, compared to $3.4 billion during the same period one year ago. The decrease in net premium revenue was primarily due to a decrease of $841 million associated with the reinsurance of the insured business in SLF Canada's Group Benefits operations (the impact of which was offset in recovered claims and benefits), $123 million from the sale of our reinsurance business in the fourth quarter of 2010 and a reduction of $67 million from the strengthening of the Canadian dollar relative to average exchange rates in the third quarter of 2010.

Net premium revenue for the first nine months of 2011 was $7.0 billion, compared to $10.2 billion for the same period last year. The decrease was mainly driven by a $2.5 billion reduction associated with the reinsurance of the insured business in SLF Canada's Group Benefits operations and $367 million from the sale of our reinsurance business in the fourth quarter of 2010. The strengthening of the Canadian dollar relative to average exchange rates in the first nine months of 2010 decreased net premium revenue by $228 million.

Net Investment Income

Net investment income was $4.4 billion in the third quarter of 2011, compared to $3.5 billion for the same period one year ago. The increase in net investment income was primarily due to an increase in changes in FVTPL assets and liabilities of $695 million largely driven by an increase in the net gains in fair value of FVTPL assets and non-hedging derivatives and an increase in interest and other investment income of $311 million. This was partially offset by a reduction of $144 million from the strengthening of the Canadian dollar relative to average exchange rates in the third quarter of 2010.

Net investment income was $7.4 billion for the first nine months in 2011, compared to $8.1 billion for the same period one year ago. The decrease in net investment income in the first nine months of 2011 was primarily due to a decrease in changes in FVTPL assets and liabilities of $686 million mainly attributable to a reduction in the net gains in fair value of FVTPL assets and non-hedging derivatives and a decrease of $208 million from the strengthening of the Canadian dollar relative to average exchange rates in the first nine months of 2010, partially offset by an increase of $185 million in interest and other investment income.

Fee Income

Fee income was $807 million in the third quarter of 2011, compared to $776 million during the same period one year ago. The increase in fee income was primarily attributable to an increase of $75 million from MFS and SLF U.S. due to higher asset levels resulting in higher fee income, partially offset by the impact from the strengthening of the Canadian dollar relative to average exchange rates in the third quarter of 2010.

Fee income was $2.5 billion for the nine months ended September 30, 2011, compared to $2.3 billion in the comparable period a year earlier. The increase was largely due to higher asset levels, partially offset by the strengthening of the Canadian dollar against foreign currencies in the first nine months of 2011.

Premiums and Deposits

Total premiums and deposits for the quarter ended September 30, 2011, were $18.6 billion, compared to $19.1 billion from the same period one year ago. Adjusted premiums and deposits of $20.5 billion for the three months ended September 30, 2011, increased by $1.3 billion primarily as a result of higher mutual and managed fund sales at MFS as well as higher sales at McLean Budden. Adjusted premiums and deposits adjusts for the impact of currency, reinsurance for the insured business in SLF Canada's Group Benefits operations, and the life reinsurance business that was sold in the fourth quarter of 2010.

Total premiums and deposits for the first nine months of 2011 were $59.5 billion, compared to $61.5 billion in the same period a year ago. Adjusted premiums and deposits of $65.4 billion for the nine months ended September 30, 2011, increased by $3.8 billion primarily as a result of increased sales at MFS and higher managed fund sales from McLean Budden.

	Quarterly results					Year to date
($ millions)	Q3'11	Q2'11	Q1'11	Q4'10	Q3'10	2011	2010
Premiums & Deposits
Net premium revenue	2,335	2,240	2,434	3,543	3,431	7,009	10,227
Segregated fund deposits	2,298	2,406	2,566	2,699	2,389	7,270	7,542
Mutual fund sales	7,120	6,570	7,917	6,834	7,022	21,607	21,634
Managed fund sales	5,446	8,188	5,703	9,246	5,212	19,337	18,874
ASO premium & deposit equivalents	1,362	1,450	1,458	2,576	1,077	4,270	3,215
Total as reported	18,561	20,854	20,078	24,898	19,131	59,493	61,492
Impact of currency and reinsurance	(1,893)	(2,251)	(1,926)	(525)	(22)	(5,904)	(77)
Total adjusted Premiums & Deposits(1)	20,454	23,105	22,004	25,423	19,153	65,397	61,569

(1)Adjusted premiums and deposits is a non-IFRS financial measure. For additional information, see Use of Non-IFRS Financial Measures.

Net life, health and annuity premiums were $2.3 billion in the third quarter of 2011, compared to $3.4 billion in the third quarter of 2010. The decrease of $1.1 billion was primarily related to the impact of reinsurance for the insured business in SLF Canada's Group Benefits operations, the sale of our reinsurance business in the fourth quarter of 2010 and a reduction in net premiums from the strengthening of the Canadian dollar relative to average exchange rates in the third quarter of 2010. Net life, health and annuity premiums were $7.0 billion in the first nine months of 2011, compared to $10.2 billion in the same period last year. The decrease was largely related to the impact of reinsurance for the insured business in SLF Canada's Group Benefits operations, the sale of our reinsurance business and the strengthening of the Canadian dollar relative to average exchange rates in the first nine months of 2010.

Segregated fund deposits were $2.3 billion in the third quarter of 2011, compared to $2.4 billion in the same period one year ago. Excluding the impact of currency, segregated fund deposits were down by $51 million. Segregated fund deposits for the nine months of 2011 were $7.3 billion, compared to $7.5 billion for the same period last year. The decrease was largely due to a decline in sales in SLF Canada as a result of pricing changes and the strengthening of the Canadian dollar relative to average exchange rates in the first nine months of 2010.

Mutual and managed fund sales increased 2.7% over the third quarter of 2010 to $12.6 billion. Excluding the impact of currency, mutual and managed fund sales were up 8.8% primarily as a result of higher sales from MFS and McLean Budden. Mutual and managed fund sales for the nine months of 2011 were $40.9 billion, compared to $40.5 billion for the same period last year.

Assets Under Management (AUM)

AUM were $458.8 billion as at September 30, 2011, compared to $464.7 billion as at December 31, 2010, and $455.3 billion as at September 30, 2010. The decrease in AUM of $5.9 billion between December 31, 2010, and September 30, 2011, resulted primarily from:
(i)	unfavourable market movements of $28.6 billion;
(ii)	a decrease of $3.9 billion from the reclassification of the assets in Hong Kong pension business to assets under administration in the third quarter of 2011; and
(iii)	a decrease of $923 million from the sale of our life reinsurance business in the fourth quarter of 2010; partially offset by
(iv)	an increase of $17.1 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;
(v)	net sales of mutual, managed and segregated funds of $6.8 billion; and
(vi)	an increase of $3.4 billion from the change in value of FVTPL assets and liabilities and non-hedging derivatives.

AUM increased $3.5 billion between September 30, 2010, and September 30, 2011. The increase in AUM related primarily to:
(i)	net sales of mutual, managed and segregated funds of $11.9 billion;
(ii)	an increase of $5.3 billion due to the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;
(iii)	an increase of $1.7 billion from the change in value of FVTPL assets and liabilities and non-hedging derivatives; and
(iv)	business growth of $1.6 billion; partially offset by
(v)	unfavourable market movements of mutual, managed and segregated funds totalling $11.2 billion;
(vi)	a decrease of $3.9 billion from the reclassification of the assets in Hong Kong pension business to assets under administration in the third quarter of 2011; and
(vii)	a decrease of $1.8 billion from the sale of our life reinsurance business in the fourth quarter of 2010.

Changes in the Balance Sheet and Shareholders' Equity

Total general fund assets were $130.4 billion as at September 30, 2011, compared to $127.0 billion a year earlier and $122.3 billion as at December 31, 2010. The increase in general fund assets from December 31, 2010, was primarily the result of an increase of $5.3 billion due to the weakening of the Canadian dollar relative to foreign currencies compared to the prior period exchange rates and $3.4 billion from the change in value of FVTPL assets and liabilities and non-hedging derivatives. The increase was partially offset by a reduction of $923 million from the sale of our life reinsurance business in the fourth quarter of 2010.

Insurance contract liabilities (excluding other policy liabilities and assets) of $90.0 billion as at September 30, 2011, increased by $7.3 billion, compared to December 31, 2010, mainly due to changes in balances on in-force policies, and the weakening of the Canadian dollar relative to foreign currencies compared to the prior period exchange rates.

Shareholders' equity, including preferred share capital, was $16.4 billion as at September 30, 2011, compared to $16.0 billion as at December 31, 2010. The $0.4 billion increase in shareholders' equity was primarily due to:
(i)	shareholders' net income of $298 million for the first nine months of the year, before preferred share dividends of $73 million;
(ii)	proceeds of $184 million from the issuance of common shares through the Canadian Dividend Reinvestment Plan and $52 million from stock-based compensation;
(iii)	proceeds of $195 million from the issuance of preferred shares; and
(iv)	an increase of $498 million from the weakening of the Canadian dollar relative to foreign currencies; partially offset by
(v)	net unrealized losses on available-for-sale assets in other comprehensive income ("OCI") of $97 million; and
(vi)	common share dividend payments of $618 million.

As at November 1, 2011, Sun Life Financial had 582.8 million common shares and 90.2 million preferred shares outstanding.

Cash Flows

	Quarterly results
($ millions)	Q3'11	Q3'10
Cash and cash equivalents, beginning of period	5,376	5,929
Cash flows provided by (used in):
Operating activities	(428)	(243)
Investing activities	(104)	(168)
Financing activities	(50)	(204)
Changes due to fluctuations in exchange rates	193	(136)
Increase in cash and cash equivalents	(389)	(751)
Cash and cash equivalents, end of period	4,987	5,178
Short-term securities, end of period	3,803	3,955
Net cash, cash equivalents and short-term securities	8,790	9,133

Net cash, cash equivalents and short-term securities were $8.8 billion as at the end of the third quarter of 2011, compared to $9.1 billion at the end of the third quarter of 2010.

Cash used in operating activities was $185 million higher in the third quarter of 2011 than the same period one year ago, primarily due to net purchases of fixed income securities. Cash used in investing activities in the third quarter of 2011 was $104 million, down $64 million from the third quarter of 2010. Cash used in financing activities was $50 million in the third quarter of 2011, compared to $204 million in the third quarter of 2010. The change was driven primarily by net proceeds of $194 million from the issuance of preferred shares in the third quarter of 2011. The fluctuation of the Canadian dollar compared to foreign currencies increased cash balances by $193 million in the third quarter of 2011, compared to a decrease of $136 million in the comparable period a year ago.

Income Taxes

During the third quarter of 2011, we reported an income tax recovery of $169 million on a reported loss before taxes of $764 million, resulting in an effective tax rate of 22.1%. This compares to an income tax expense of $116 million in the third quarter of 2010 on reported income before taxes of $562 million and an effective tax rate of 20.6%.

Our effective income tax rate in the third quarter of 2011 was impacted by losses in lower-tax jurisdictions and lower than expected benefits from tax-exempt investment income.  These impacts reduced our income tax recovery to 22.1%, which is below the statutory income tax rate of 28% in 2011.

In the third quarter of 2010, the expected level of tax benefits, combined with higher pre-tax income recorded in the quarter, resulted in an effective tax rate of 20.6%, which was below the statutory income tax rate of 30.5% in 2010. With normal levels of pre-tax income, our sustainable stream of tax benefits (such as the benefit of lower tax rates applied to income in foreign jurisdictions, a range of tax exempt investment income sources and other items) reduces our effective tax rate below the statutory income tax rate.

Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods. Periods prior to the first quarter of 2010 are presented on a Canadian GAAP basis ("CGAAP").

Historical financial results
($ millions, unless otherwise noted)				IFRS				CGAAP
	Q3'11	Q2'11	Q1'11	Q4'10	Q3'10	Q2'10	Q1'10	Q4'09
Operating net income (loss)	(572)	425	472	485	403	155	434	296
Adjustments to derive operating net income	(49)	(17)	(34)	19	13	(83)	(20)	-
Reported net income (loss)	(621)	408	438	504	416	72	414	296
Basic operating EPS ($)	(0.99)	0.74	0.82	0.85	0.71	0.27	0.77	0.53
Basic reported EPS ($)	(1.07)	0.71	0.76	0.88	0.73	0.13	0.73	0.53
Diluted operating EPS ($)	(0.99)	0.73	0.82	0.85	0.71	0.27	0.74	0.52
Diluted reported EPS ($)	(1.07)	0.68	0.73	0.84	0.70	0.13	0.70	0.52
Total revenue	7,506	5,157	4,203	4,271	7,671	6,665	6,194	4,993
Total AUM ($ billions)	459	474	469	465	455	435	435	433

Second Quarter 2011

Operating net income of $425 million for the quarter ended June 30, 2011, reflected growth in our in-force business, the favourable impact of investment results on insurance contract liabilities and favourable credit experience. Uneven movements across the yield curve and favourable spread movements more than offset lower yields on government securities, resulting in a net benefit from interest rates in the second quarter. These net gains were partially offset by investments in growth and service initiatives in our businesses and unfavourable policyholder experience.

First Quarter 2011

Operating net income of $472 million for the quarter ended March 31, 2011, reflected growth in assets under management, gains from increases in the fair value of real estate classified as investment properties, the favourable impact of investment activity on insurance contract liabilities, increases in equity markets and favourable mortality and morbidity experience. This was partially offset by increased losses in the Corporate segment.

Fourth Quarter 2010

Operating net income of $485 million for the quarter ended December 31, 2010, was favourably impacted by improvements in equity markets and increased interest rates. This was partially offset by the impact of changes to actuarial estimates and assumptions related primarily to mortality, higher levels of expenses, which included several non-recurring items, and the unfavourable impact of currency movements.

Third Quarter 2010

Operating net income of $403 million in the third quarter of 2010 was favourably impacted by improved equity market conditions and assumption changes and management actions. We increased our mortgage sectoral allowance in anticipation of continued pressure in the U.S. commercial mortgage market, however overall credit experience continued to show improvement over the prior year. The net impact from interest rates on third quarter results was not material as the unfavourable impact of lower interest rates was largely offset by favourable movement in interest rate swaps used for asset-liability management.

Second Quarter 2010

Operating net income of $155 million in the second quarter of 2010 was adversely impacted by declining equity markets and unfavourable interest rate movements. These adverse impacts were partially offset by the favourable impact of fixed income investing activities on policy liabilities, and an overall tax recovery during the quarter.

First Quarter 2010

Operating net income of $434 million in the first quarter of 2010 benefited from positive equity market performance, favourable movements in interest rates and the positive impact of asset-liability re-balancing. Our acquisition in the fourth quarter of 2009 in the U.K. contributed to the improved performance in our U.K. operations. Higher costs associated with writing increased volumes of new business offset some of the gains from improved economic conditions.

Fourth Quarter 2009 (Canadian GAAP)

Net income of $296 million for the fourth quarter of 2009 reflected a return to more favourable market conditions, including the positive impact of asset-liability re-balancing, improvements in equity markets and increased interest rates, and benefited from an overall tax recovery. These impacts were partially offset by net impairments, downgrades on our investment portfolio and lower asset reinvestment gains from changes in credit spreads.

Investments

We had total general fund invested assets of $116.7 billion as at September 30, 2011. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities, mortgages and loans. Our portfolio composition is conservative, with 85.9% of the general fund in cash and fixed income investments. Equity securities and investment properties comprised 3.8% and 4.3% of the portfolio, respectively. The remaining 6.0% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

The following table shows the composition of our invested assets.

	September 30, 2011		December 31, 2010
($ millions)	Carrying value	% of carrying value	Carrying value	% of carrying value
Cash, cash equivalents and short-term securities	8,848	7.6%	8,462	7.8%
Debt securities - FVTPL	51,683	44.3%	47,982	44.0%
Debt securities - AFS	12,349	10.6%	10,631	9.8%
Equity securities - FVTPL	3,644	3.1%	4,449	4.1%
Equity securities - AFS	814	0.7%	782	0.7%
Mortgages and loans	27,287	23.4%	26,034	23.9%
Derivative assets	2,460	2.1%	1,648	1.5%
Policy loans	3,306	2.8%	3,277	3.0%
Investment properties	5,016	4.3%	4,544	4.2%
Other invested assets	1,281	1.1%	1,185	1.1%
Total invested assets	116,688	100%	108,994	100%

Debt Securities

As at September 30, 2011, we held $64.0 billion of debt securities, which constituted 55% of our overall investment portfolio. Debt securities with an investment grade of "A" or higher represented 69% of the total debt securities as at September 30, 2011, which is unchanged from December 31, 2010. Debt securities rated "BBB" or higher represented 97% of total debt securities as at September 30, 2011, 1% higher than at December 31, 2010.

Included in the $64.0 billion of debt securities were $7.9 billion of non-public debt securities, which constituted 12% of our total debt securities, compared with $6.7 billion, or 11%, as at December 31, 2010. Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 68% of our total debt securities as at September 30, 2011, unchanged from December 31, 2010. Total government issued or guaranteed debt securities as at September 30, 2011, were $20.7 billion, compared to $18.8 billion as at December 31, 2010. Of this amount, $2.7 billion relates to debt securities issued by the U.S. Treasury and other U.S. agencies. As outlined in the table below, we have an immaterial amount of direct exposure to eurozone sovereign credits.

Debt securities of governments and financial institutions by geography ($ millions)

	September 30, 2011		December 31, 2010
	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	12,791	1,552	10,891	1,732
United States	2,747	6,846	3,078	6,776
United Kingdom	2,422	1,354	2,182	1,556
Eurozone
France	17	125	15	145
Germany	183	41	178	50
Greece	-	-	-	-
Ireland	-	-	1	30
Italy	-	26	-	32
Netherlands	6	340	5	213
Portugal	-	-	-	-
Spain	4	57	3	123
Residual eurozone	2	209	27	140
Other	2,540	1,704	2,368	1,656
Total	20,712	12,254	18,748	12,453

Our gross unrealized losses as at September 30, 2011, for FVTPL and AFS debt securities were $1.2 billion and $0.2 billion, respectively, compared with $1.2 billion and $0.1 billion, respectively, as at December 31, 2010. Gross unrealized losses as at September 30, 2011 included $0.1 billion related to eurozone sovereign and financial debt securities.

Our debt securities as at September 30, 2011, included $12.3 billion in the financial sector, representing approximately 19.1% of our total debt securities, or 10.5% of our total invested assets. This compares to $12.5 billion, or 21% of our total debt securities as at December 31, 2010.

Asset-backed Securities

Our debt securities as at September 30, 2011, included $4.0 billion of asset-backed securities reported at fair value, representing approximately 6.3% of the debt securities portfolio, or 3.5% of our total invested assets. This was $104 million below the level reported as at December 31, 2010. Previously established reserves based on the lifetime expected losses of these assets mitigated substantially all of the changes in the asset quality of the portfolio during the quarter.

Asset-backed securities ($ millions)

	September 30, 2011			December 31, 2010
	Amortized cost	Fair value	BBB and higher	Amortized cost	Fair value	BBB and higher
Commercial mortgage-backed securities	1,827	1,788	85.1%	1,902	1,848	87.3%
Residential mortgage-backed securities
Agency	570	603	100.0%	654	685	100.0%
Non-agency	908	699	53.5%	1,000	730	65.4%
Collateralized debt obligations	135	107	21.6%	141	109	24.2%
Other(1)	945	832	83.8%	873	761	83.0%
Total	4,385	4,029	79.9%	4,570	4,133	83.1%
(1) Other includes sub-prime, a portion of the Company's exposure to Alternative-A and other asset-backed securities.

We determine impairments on asset-backed securities by using discounted cash flow models that consider losses under current and expected economic conditions, and a set of assumed default rates and loss-given-default expectations for the underlying collateral pools. Assumptions used include macroeconomic factors, such as commercial and residential property values and unemployment rates. Assumed default rates and loss-given-default expectations for the underlying collateral pool are assessed on a security-by-security basis based on factors such as the seasoning and geography of the underlying assets, whether the underlying assets are fixed or adjustable rate loans and the likelihood of refinancing at reset dates. If the cash flow modelling projects an economic loss and we believe the loss is more likely than not to occur, an impairment is recorded.

Our asset-backed portfolio is highly sensitive to fluctuations in macroeconomic factors, assumed default rates for the underlying collateral pool and loss-given-default expectations. Due to the complexity of these securities, different sets of assumptions regarding economic conditions and the performance of the underlying collateral pools can fall into a reasonable range but lead to significantly different loss estimates. In addition, a portion of our asset-backed portfolio has exposure to lower-rated securities that are highly leveraged, with relatively small amounts of subordination available below our securities to absorb losses in the underlying collateral pool. For these lower rated securities, if a relatively small percentage of the underlying collateral pool defaults, we may lose all of our principal investment in the security.

Write-downs of our asset-backed securities may result from continued deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations. In addition, foreclosure proceedings and the sale of foreclosed homes are taking longer than expected, caused by the large inventory of such properties. It is difficult to estimate the impact of these delays, but they could have an adverse impact on our residential mortgage-backed portfolio depending on their magnitude.

As at September 30, 2011, we had indirect exposure to residential sub-prime and Alternative-A ("Alt-A") loans of $127 million and $100 million, respectively, together representing approximately 0.2% of our total invested assets. Of these investments, 90% either were issued before 2006 or have an "AAA" rating. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime.

Mortgages and Loans

As at September 30, 2011, we had a total of $27.3 billion in mortgages and loans. Our mortgage portfolio of $13.6 billion consists almost entirely of first mortgages.

Mortgages and loans by geography ($ millions)

	September 30, 2011			December 31, 2010
	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,560	9,263	16,823	7,439	8,902	16,341
United States	5,978	2,826	8,804	5,815	2,458	8,273
United Kingdom	25	234	259	48	183	231
Other	-	1,401	1,401	-	1,189	1,189
Total	13,563	13,724	27,287	13,302	12,732	26,034

In the United States, a gradual recovery of the commercial real estate market continues, but is fractured with a disparity between stabilized "core" properties within primary markets and lower quality assets or those located in secondary markets. Capitalization rates have stabilized for quality properties that are both well located and leased. Despite the improvement in the overall economy, a prolonged increase in real estate demand will be dependent upon job creation, which continues to lag. Due to the length of the downturn, many borrowers have exhausted their financial resources, resulting in an increase in defaults and problem loans. These loans are dispersed across property types and geographic locations.

The distribution of mortgages and loans by credit quality as at September 30, 2011, and December 31, 2010, is shown in the following tables. As at September 30, 2011, our mortgage portfolio consisted mainly of commercial mortgages with a carrying value of $13.3 billion, spread across approximately 3,800 loans, consistent with the December 31, 2010 levels. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value of approximately 60%. The estimated weighted average debt service coverage is 1.6 times, consistent with December 31, 2010. The Canada Mortgage and Housing Corporation insures 23% of the Canadian commercial mortgage portfolio.

Mortgages and loans past due or impaired ($ millions)
	September 30, 2011
	Gross carrying value			Allowance for losses
	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	13,129	13,665	26,794	-	-	-
Past due:
Past due less than 90 days	-	-	-	-	-	-
Past due 90 to 179 days	-	-	-	-	-	-
Past due 180 days or more	-	-	-	-	-	-
Impaired	627	118	745	193 (1)	59	252
Total	13,756	13,783	27,539	193	59	252

(1) Includes $70 million of sectoral provisions.
	December 31, 2010
	Gross carrying value			Allowance for losses
	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	12,824	12,667	25,491	-	-	-
Past due:
Past due less than 90 days	73	-	73	-	-	-
Past due 90 to 179 days	-	-	-	-	-	-
Past due 180 days or more	-	-	-	-	-	-
Impaired	599	136	735	194(2)	71	265
Total	13,496	12,803	26,299	194	71	265

(2) Includes $76 million of sectoral provisions.

Impaired mortgages and loans, net of allowances for losses, amounted to $493 million as at September 30, 2011, $23 million higher than the December 31, 2010 level. The gross carrying value of impaired mortgages increased by $28 million to $627 million as at September 30, 2011. Approximately 90% of the impaired mortgage loans are in the United States.

In addition to allowances reflected in the carrying value of mortgages and loans, we have provided $3,105 million for possible future asset defaults over the lifetime of our insurance contract liabilities as at September 30, 2011, which increased from our December 31, 2010, level of $2,860 million, primarily as a result of the impact of lower interest rates and the weakening of the Canadian dollar against foreign currencies. To the extent that an asset is written off, or disposed of, any amounts set aside for possible future asset defaults in insurance contract liabilities in respect of that asset will be released into income. The $3,105 million for possible future asset defaults excludes the portion of the provision that can be passed through to participating policyholders and provisions for possible reductions in the value of equity and real estate assets supporting insurance contract liabilities.

Derivative Financial Instruments

The values of our derivative instruments are shown in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative instruments ($ millions)

	September 30, 2011	December 31, 2010
Net fair value	1,071	930
Total notional amount	46,072	43,814
Credit equivalent amount	816	1,238
Risk-weighted credit equivalent amount	6	9

The total notional amount increased to $46.1 billion as at September 30, 2011, from $43.8 billion at the end of 2010, due to an increase in interest rate, foreign exchange and equity contracts. The net fair value increased to $1.1 billion as at September 30, 2011, from the 2010 year-end amount of $930 million. The change was primarily due to the impact of lower interest rates on interest rate contracts and increases in short equity futures as equity markets broadly declined.

The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

Capital Management and Liquidity

We have a policy designed to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with our businesses and to optimize shareholder return. Our capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital-efficient structure and desired capital ratios. The capital of our subsidiaries is managed in a manner commensurate with their individual risk profiles.

We prepare a capital plan annually, which includes capital deployment options, fundraising alternatives and dividend policies. That capital plan is reviewed by our Board of Directors. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of these capital reviews are presented to our Board on a quarterly basis.

We manage our capital on a consolidated basis under principles that consider all the risk associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates.

Our risk management framework includes a number of liquidity risk management procedures, including prescribed liquidity stress testing, active monitoring and contingency planning. We maintain an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under internally prescribed adverse liability demand scenarios. We also actively manage and monitor the matching of our asset positions against our commitments, together with the diversification and credit quality of our investments against established targets.

Our primary source of funds is cash provided by operating activities, including premiums, fee income on our asset-based businesses and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders.

Sun Life Assurance, the Company's principal operating subsidiary in Canada, is subject to the MCCSR capital rules of the Office of the Superintendent of Financial Institutions Canada ("OSFI"). The MCCSR ratio calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Sun Life Assurance's MCCSR ratio as at September 30, 2011, was 210%, compared to 228% as at December 31, 2010. Sun Life Assurance's MCCSR ratio in the third quarter of 2011 was unfavourably impacted by steep declines in both equity markets and interest rate levels.

On July 11, 2011, Sun Life Financial Inc. redeemed all of the outstanding $300 million principal amount of Series C Senior Unsecured 5.00% Fixed/Floating Debentures due in 2031. On August 12, 2011, Sun Life Financial Inc. completed a Canadian public offering of $200 million of Class A Non-Cumulative Rate Reset Preferred Shares, Series 10R at a price of $25.00 per share and yielding 3.90% annually. On August 23, 2011, Sun Life Financial Inc. completed a public offering in Canada of $300 million principal amount of Series E Senior Unsecured 4.57% Debentures due 2021.

On December 31, 2011, Sun Life Financial intends to redeem all of the outstanding Sun Life ExchangEable Capital Securities Series A issued by Sun Life Capital Trust.

Financial Strength Ratings

Independent rating agencies assign credit ratings to securities issued by companies, as well as financial strength ratings. The credit ratings assigned to the securities issued by SLF Inc. and its subsidiaries are described in SLF Inc.'s 2010 AIF under the heading Security Ratings.

The financial strength ratings assigned are intended to provide an independent view of the creditworthiness and financial strength of an organization. Each rating agency has developed its own methodology for the assessment and rating of life insurance companies. The following table summarizes the financial strength ratings/claims paying ability for the two main operating subsidiaries of SLF Inc. as at September 30, 2011.
	Standard & Poor's	Moody's	A.M. Best	DBRS
Sun Life Assurance Company of Canada	AA-	Aa3	A+	IC-1
Sun Life Assurance Company of Canada (U.S.)	AA-	Aa3	A+

On October 18, 2011, Moody's Investors Service placed the financial strength rating of Sun life Assurance Company of Canada (U.S.) on review for possible downgrade. Moody's affirmed the Aa3 insurance financial strength rating of Sun Life Assurance Company of Canada, but changed its outlook on the subsidiary to negative from stable. On October 26, 2011, A.M. Best placed the financial strength and issuer credit ratings of Sun Life Assurance and Sun Life Assurance Company of Canada (U.S.) under review with negative implications. Other rating agencies listed in the table above have a stable outlook on the financial strength ratings of Sun Life Assurance and Sun Life Assurance Company of Canada (U.S.).

Enterprise Risk Management

We use an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which we are exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

Market Risk Sensitivities

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in the financial statements.

Net income and MCCSR sensitivities to changes in interest rates have increased from the prior quarter's reported levels, reflecting the significant observed decline in interest rates, which has increased the relative exposure to minimum interest rate guarantees. Since these sensitivities are calculated based on a lower starting yield curve, the impact of a further 1% decrease in interest rates also increases due to the effect of discounting and convexity.

The market value of our fixed income and equity securities fluctuate based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS and held primarily in our surplus segment increases (decreases) with declining (rising) interest rates.  Similarly, the market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is dependent upon the initial unrealized gains (losses) or OCI position at the start of the period and the change in market values in the current period up to the point of sale for those assets which were sold. The sale of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

During the third quarter, we realized $39 million (pre-tax) in net gains on the sale of AFS assets. At September 30, 2011 the net unrealized gains or OCI position on AFS fixed income and equity assets was $270 million and $39 million, respectively, after-tax.

The following table sets out the estimated immediate impact or sensitivity of the Company's net income, OCI and Sun Life Assurance's MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at September 30, 2011.

Interest rate and equity market sensitivities

As at September 30, 2011
	Net income(3) ($ millions)	Increase/(decrease) in after- tax OCI ($ millions)(4)	MCCSR(5)
Changes in interest rates(1)
1% increase	225 to 325	(300) to (400)	Up to 10 percentage points increase
1% decrease	(425) to (525)	325 to 425	Up to 15 percentage points decrease

Changes in equity markets(2)
10% increase	75 to 125	25 to 75	Up to 5 percentage points increase
10% decrease	(150) to (200)	(25) to (75)	Up to 5 percentage points decrease

25% increase	75 to 175	100 to 200	Up to 5 percentage points change
25% decrease	(575) to (675)	(100) to (200)	Up to 10 percentage points decrease

As at December 31, 2010
	Net income(3) ($ millions)	Increase/(decrease) in after-tax OCI ($ millions)(4)	MCCSR(5)
Changes in interest rates(1)
1% increase	50 to 150	(300) to (400)	Up to 8 percentage points increase
1% decrease	(150) to (250)	325 to 425	Up to 10 percentage points decrease

Changes in equity markets(2)
10% increase	25 to 75	25 to 75	Up to 5 percentage points increase
10% decrease	(125) to (175)	(25) to (75)	Up to 5 percentage points decrease

25% increase	50 to 150	100 to 200	Up to 5 percentage points increase
25% decrease	(475) to (575)	(100) to (200)	Up to 10 percentage points decrease

(1)
Represents a 1% parallel shift in assumed interest rates across the entire yield curve as at September 30, 2011, and December 31, 2010, respectively. Variations in realized yields based on different terms to maturity, asset class types, credit spreads and ratings may result in realized sensitivities being significantly different from those illustrated above.

(2)
Represents the change across all equity markets as at September 30, 2011, and December 31, 2010, respectively. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.

(3)
The market risk sensitivities include the expected mitigation impact of our hedging programs in effect as at September 30, 2011, and December 31, 2010, respectively, and include new business added and product changes implemented in the respective periods.

(4)
A portion of assets designated as AFS are required to support certain policyholder liabilities and any realized gains (losses) on these securities would result in a commensurate increase (decrease) in actuarial liabilities.

(5)
The MCCSR sensitivities illustrate the impact on the MCCSR ratio for Sun Life Assurance as at September 30, 2011, and December 31, 2010, respectively. This excludes the impact on assets and liabilities that are included in Sun Life Financial, but not included in Sun Life Assurance.

Variable Annuity and Segregated Fund Guarantees

Approximately 80% to 90% of our sensitivity to equity market risk is derived from segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in our Corporate business segment. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization.

The following table provides information with respect to the guarantees provided in our variable annuity and segregated fund businesses.

	September 30, 2011
	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	11,456	849	11,508	552
SLF U.S.	24,459	3,910	28,039	1,558
Run-off reinsurance(4)	2,522	712	2,397	584
Total	38,437	5,471	41,944	2,694

	December 31, 2010
	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,494	300	11,347	116
SLF U.S.	23,923	2,064	25,697	221
Run-off reinsurance(4)	3,070	642	2,614	403
Total	39,487	3,006	39,658	740

(1)
The "amount at risk" represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.

(2)
For guaranteed lifetime withdrawal benefits, the "value of guarantees" is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)
The "insurance contract liabilities" represent management's provision for future costs associated with these guarantees in accordance with accounting guidelines and include a provision for adverse deviation in accordance with valuation standards.

(4)
The run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business has been discontinued and is part of a closed block of reinsurance, which is included in the Corporate business segment.

The movement of the items in the table above from December 31, 2010, to September 30, 2011, was primarily as a result of:
(i)	fund value decreased due to unfavourable equity market movements, partially offset by the weakening of the Canadian dollar against foreign currencies and new business written.
(ii)	the amount at risk increased due to unfavourable equity market movements.
(iii)	the value of guarantees increased as a result of net new business written and the weakening of the Canadian dollar against foreign currencies relative to prior period end exchange rates.
(iv)	insurance contract liabilities increased due to unfavourable equity market and interest rate movements.

The ultimate cost of providing for the guarantees in respect of our variable annuity and segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

Variable Annuity and Segregated Fund Equity Hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the equity market-related volatility in the cost of providing for these guarantees, thereby reducing our exposure to this particular class of equity market risk. As at September 30, 2011, over 90% of our total variable annuity and segregated fund contracts, as measured by associated fund values, were included in an equity hedging program. This hedging program reduces our net income sensitivity to equity market declines from variable annuity and segregated fund contracts by approximately 60% to 70%. While a large percentage of contracts are included in the equity hedging program, not all of our equity exposure related to these contracts is hedged. For those variable annuity and segregated fund contracts included in the equity hedging program, we generally hedge the fair value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing segregated fund and variable annuity guarantees. The following table illustrates the impact of our hedging program related to our sensitivity to a 10% and 25% decrease in equity markets for variable annuity and segregated fund contracts.

Impact of variable annuity and segregated fund equity hedging ($ millions)
September 30, 2011
Net income(1)	10% decrease(2)	25% decrease(2)
Before hedging	(500) - (550)	(1,500) - (1,600)
Equity hedging impact	375- 425	950 - 1,050
Net of equity hedging	(100) - (150)	(500) - (600)
(1)  Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

(2) Represents the respective change across all equity markets as at September 30, 2011. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the fair value or future cash flows on real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in fair value will impact our profitability and financial position. A 10% decrease in the value of our direct real estate investments would decrease net income by approximately $100 - $150 million. Conversely, a 10% increase in the value of our direct real estate investments would increase net income by $100 - $150 million.

Equity, Interest Rate and Real Estate Sensitivities - additional cautionary language and key assumptions

Our market risk sensitivities are forward-looking information. They are measures of our estimated net income and OCI sensitivity to changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or the current valuation allowance on deferred tax assets. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2010, have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking information and MCCSR sensitivities are non-IFRS financial measures. The cautionary language which appears in this section is also applicable to the real estate and MCCSR sensitivities. In particular, these sensitivities are based on interest rate, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

The sensitivities reflect the composition of our assets and liabilities as at September 30, 2011, and December 31, 2010. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at September 30, 2011, and December 31, 2010, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

Our hedging programs may themselves expose us to other risks such as basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks as described in the Risk Factors section in our 2010 AIF. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through International Swaps and Derivatives Association, Inc. agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impacts will be within the indicated ranges.

Information related to market risk sensitivities and guarantees related to variable annuity and segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our 2010 Consolidated Financial Statements, annual MD&A and AIF.

Future Accounting Changes

In October 2010, the International Accounting Standards Board ("IASB") issued amendments to IFRS 7 Financial Instruments: Disclosures. The amendments are related to the disclosures regarding transfers of financial assets and will provide transparency in the reporting of these transactions, such as those that involve securitization of financial assets. The amended disclosure requirements will be applicable in 2012 and we are currently evaluating the impact of these amendments on our Consolidated Financial Statements.

In December 2010, the IASB issued amendments to IAS 12 Income Taxes regarding deferred tax and the recovery of underlying assets. The amendments provide an approach for measuring deferred tax liabilities and deferred tax assets when investment properties are measured at fair value. This amendment is effective on January 1, 2012. We are currently evaluating the impact that these amendments will have on our Consolidated Financial Statements.

In the first nine months of 2011, the IASB issued the following standards and amendments to existing standards that are effective for us for annual periods beginning on or after January 1, 2013: IAS 28 Investments in Associates and Joint Ventures, IAS 27 Consolidated and Separate Financial Statements (2008), IAS 19 Employee Benefits, IAS 1 Presentation of Financial Statements, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities and  IFRS 13 Fair Value Measurement. The IASB has issued an exposure draft proposing to defer the effective date of IFRS 9 Financial Instruments to annual periods beginning on or after January 1, 2015. We are currently evaluating the impact that these standards and amendments will have on our Consolidated Financial Statements.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company's internal control over financial reporting during the period beginning on July 1, 2011, and ended on September 30, 2011, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Use of Non-IFRS Financial Measures

Management evaluates the Company's performance on the basis of financial measures prepared in accordance with IFRS and certain non-IFRS financial measures. Management believes that these non-IFRS financial measures provide information useful to investors in understanding our performance and facilitate the comparison of the quarterly and full year results of our ongoing operations. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures there are no directly comparable amounts under IFRS. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors - Financial Results and Reports.

Management measures the Company's performance, in part, based on operating net income and financial measures based on operating net income, including operating EPS and operating ROE, which exclude the impact of certain hedges in SLF Canada that do not qualify for hedge accounting under IFRS, fair value adjustments on share-based payment awards at MFS and certain items that are non-operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

The following table sets out the items that have been excluded from our operating net income, operating EPS and operating ROE, and provides a reconciliation to our earnings based on IFRS.

Reconciliation of net income to operating net income
	IFRS							CGAAP
	Q3'11	Q2'11	Q1'11	Q4'10	Q3'10	Q2'10	Q1'10	Q4'09
Net income ($ millions)	(621)	408	438	504	416	72	414	296
After-tax gain (loss) on adjustments:
Impact of certain hedges that do not qualify for hedge accounting in SLF Canada	(53)	9	(9)	43	37	(71)	1	-
Fair value adjustments on share-based payment awards at MFS	4	(26)	(25)	(24)	(24)	(12)	(21)	-
Operating net income (loss)	(572)	425	472	485	403	155	434	296

Reconciliation of EPS to operating EPS
Reported EPS (diluted) ($)	(1.07)	0.68	0.73	0.84	0.70	0.13	0.70	0.52
Less(1):
Impact of certain hedges that do not qualify for hedge accounting in SLF Canada	(0.09)	0.02	(0.02)	0.08	0.06	(0.12)	-	-
Fair value adjustments on share-based payment awards at MFS	0.01	(0.04)	(0.04)	(0.04)	(0.04)	(0.02)	(0.04)	-
Impact of SLEECS on diluted EPS	-	(0.02)	(0.03)	(0.04)	(0.03)	-	(0.03)	-
Operating EPS (diluted)	(0.99)	0.73	0.82	0.85	0.71	0.27	0.77	0.52

Reconciliation of ROE to operating ROE
Reported ROE (annualized)	(17.4%)	11.5%	12.5%	14.4%	12.0%	2.1%	12.4%	7.6%
Less:
Impact of certain hedges that do not qualify for hedge accounting in SLF Canada	(1.5%)	0.3%	(0.3%)	1.2%	1.1%	(2.1%)	-	-
Fair value adjustments on share-based payment awards at MFS	0.1%	(0.8%)	(0.7%)	(0.7%)	(0.7%)	(0.5%)	(0.6%)	-
Operating ROE (annualized)	(16.0%)	12.0%	13.5%	13.9%	11.6%	4.7%	13.0%	7.6%

(1) Adjustments may not total due to rounding differences.

Management also used the following non-IFRS financial measures:

Adjusted revenue. This measure excludes the impact of currency, reinsurance for the insured business in SLF Canada's Group Benefits operations, the life reinsurance business that was sold in the fourth quarter of 2010 and fair value changes in FVTPL assets and derivative instruments.

Pre-tax operating profit margin ratio for MFS. This ratio is used as a measure of the underlying profitability of MFS. It is calculated using a denominator which excludes certain investment income and includes certain commission expenses.

Impact of currency.  Several IFRS financial measures are adjusted to exclude the impact of currency fluctuations.

MCCSR market sensitivities. Our MCCSR market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Other. Management also uses the following non-IFRS measures for which there are no comparable financial measures in IFRS:
(i)	premium equivalents, mutual fund sales, managed fund sales and total premiums and deposits;
(ii)
adjusted premiums and deposits, which adjusts for the impact of currency, reinsurance for the insured business in SLF Canada's Group Benefits operations, and the life reinsurance business that was sold in the fourth quarter of 2010;

(iii)	AUM, mutual fund assets, managed fund assets and other AUM; and
(iv)	the value of new business ("VNB"), which is used to measure the lifetime profitability of new sales and is based on actuarial amounts.

Forward-Looking Information

Certain information in this document, including information relating to Sun Life Financial's strategies and other statements (i) that are predictive in nature, (ii) that depend upon or refers to future events or conditions, including information set out in this document under the headings Fourth Quarter Actuarial Method and Assumption Change and Market Risk Sensitivities, and (iii) that includes words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. These statements represent the Company's expectations, estimates and projections regarding future events and are not historical facts. Forward-looking information is not a guarantee of future performance and involves risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in this forward-looking information due to, among other factors, the matters set out under Risk Factors in the Company's 2010 AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim Consolidated Financial Statements.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, changes in legislation and regulations including capital requirements and tax laws; investment losses and defaults and changes to investment valuations; the performance of equity markets; the cost, effectiveness and availability of risk-mitigating hedging programs; losses relating to real estate investments; the creditworthiness of guarantors and counterparties to derivatives; changes and volatility in interest rates and credit/swap spreads; other market risks including movement in credit spreads; risks relating to product design and pricing; market conditions that adversely affect the Company's capital position or its ability to raise capital; possible sustained economic downturn; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks related to market liquidity; downgrades in financial strength or credit ratings; the ability to attract and retain employees; risks relating to financial modelling errors; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of mergers and acquisitions; insurance risks including mortality, morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; adverse mortality and morbidity experience; uncertainty in the rate of mortality improvement; risks relating to policyholder behaviour; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; currency exchange rate fluctuations; business continuity risks; failure of information systems and Internet-enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the impact of adverse results in the closed block of business; the potential for financial loss related to changes in the environment; the availability, cost and effectiveness of reinsurance; the ineffectiveness of risk management policies and procedures; the impact of higher-than-expected future expense cash flows; and the risks relating to the significant estimates and judgment in calculating taxes. The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

Earnings Conference Call

The Company's third quarter 2011 financial results will be reviewed at a conference call Thursday, November 3, 2011, at 10 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Q3 results from the "Investors" section on the home page 10 minutes prior to the start of the presentation. Individuals participating in the call in a listen only mode are encouraged to connect via our webcast. The webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, following the call. The conference call can also be accessed by phone by dialing 416-644-3415 (Toronto), or 1 877 974-0445 (Canada/U.S.).

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865,  Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2011, the Sun Life Financial group of companies had total assets under management of $459 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Consolidated Statements of Operations

(unaudited, in millions of Canadian dollars except for per share amounts)	For the three months ended		For the nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Revenue
Premiums:
Gross	$ 3,568	$ 3,771	$ 10,737	$ 11,265
Less: Ceded	1,233	340	3,728	1,038
Net	2,335	3,431	7,009	10,227

Net investment income (loss):
Interest and other investment income	1,498	1,217	3,873	3,774
Changes in fair value through profit or loss assets and liabilities	2,827	2,245	3,400	4,205
Net gains (losses) on available-for-sale assets	39	2	114	71
Net investment income (loss)	4,364	3,464	7,387	8,050
Fee income	807	776	2,470	2,253
Total revenue	7,506	7,671	16,866	20,530

Benefits and expenses
Gross claims and benefits paid	3,016	3,334	9,589	10,007
Increase (decrease) in insurance contract liabilities	4,289	2,680	5,126	5,551
Decrease (increase) in reinsurance assets	631	(365)	578	(484)
Increase (decrease) in investment contract liabilities	(16)	86	(18)	191
Reinsurance expenses (recoveries)	(1,123)	(278)	(3,402)	(786)
Commissions	355	388	1,154	1,212
Net transfers to (from) segregated funds	140	230	502	689
Operating expenses	815	851	2,575	2,512
Premium taxes	59	59	176	176
Interest expense	104	124	322	361
Total benefits and expenses	8,270	7,109	16,602	19,429

Income (loss) before income taxes	(764)	562	264	1,101
Less: Income taxes expense (benefit)	(169)	116	(48)	118
Total net income (loss)	(595)	446	312	983
Less: Net income (loss) attributable to participating policyholders	(1)	2	6	5
Less: Net income (loss) attributable to non-controlling interests	2	3	8	8
Shareholders' net income (loss)	(596)	441	298	970
Less: Preferred shareholders' dividends	25	25	73	68
Common shareholders' net income (loss)	$(621)	$ 416	$ 225	$ 902

Earnings (loss) per share
Basic	$ (1.07)	$ 0.73	$ 0.39	$ 1.59
Diluted	$ (1.07)	$ 0.70	$ 0.39	$ 1.55

Consolidated Balance Sheets
	As at
(unaudited, in millions of Canadian dollars)	September 30, 2011	December 31, 2010
Assets
Cash, cash equivalents and short-term securities	$ 8,848	$ 8,462
Debt securities	64,032	58,613
Equity securities	4,458	5,231
Mortgages and loans	27,287	26,034
Derivative assets	2,460	1,648
Other invested assets	1,281	1,185
Policy loans	3,306	3,277
Investment properties	5,016	4,544
Invested assets	116,688	108,994
Other assets	3,439	2,884
Reinsurance assets	3,384	3,855
Deferred tax assets	1,186	980
Property and equipment	535	492
Intangible assets	911	896
Goodwill	4,270	4,200
Total general fund assets	130,413	122,301
Investments for account of segregated fund holders	85,281	87,946
Total assets	$ 215,694	$ 210,247

Liabilities and equity
Liabilities
Insurance contract liabilities	$ 95,325	$ 88,056
Investment contract liabilities	3,092	4,143
Derivative liabilities	1,389	718
Deferred tax liabilities	4	39
Other liabilities	7,548	6,738
Senior debentures	2,149	2,151
Innovative capital instruments	1,645	1,644
Subordinated debt	2,751	2,741
Total general fund liabilities	113,903	106,230
Insurance contracts for account of segregated fund holders	79,761	81,931
Investment contracts for account of segregated fund holders	5,520	6,015
Total liabilities	$ 199,184	$ 194,176

Equity
Issued share capital and contributed surplus	$ 9,948	$ 9,517
Retained earnings and accumulated other comprehensive income	6,543	6,530
Non-controlling interests	19	24
Total equity	$ 16,510	$ 16,071
Total equity and liabilities	$ 215,694	$ 210,247

%CIK: 0001097362

For further information:
Media Relations Contact:	Investor Relations Contact:
Frank Switzer Vice-President, Corporate Communications Tel: 416-979-4086 frank.switzer@sunlife.com	Phil Malek Vice-President, Investor Relations Tel: 416-979-4198 investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 17:10e 02-NOV-11